Exhibit 99.1

ELBIT IMAGING ANNOUNCES SIGNING A NON-BINDING LOI REGARDING THE SALE OF TORUN PLAZA AND SUWAŁKI PLAZA SHOPPING AND ENTERTAINMENT CENTRES IN POLAND, BY ITS SUBSIDIARY, PLAZA CENTERS

Tel Aviv, Israel, August 1, 2016, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, that Plaza Centers N.V. ("Plaza") (LSE: PLAZ), an indirect subsidiary of the Company, has signed a non-binding Letter of Intent (“LOI”) with a global investment fund (the “Purchaser”) regarding the sale of the Torun Plaza and Suwałki Plaza shopping and entertainment centres in Poland (together the “Portfolio”).

The Portfolio comprises a total of approximately 60,000 sqm of Gross Lettable Area. The total agreed value of the Portfolio is €121 million, subject to adjustments on the basis of the in place net operating income (the “NOI”) and future NOI.

The disposal is currently expected to complete by the end of October 2016.

Under the terms of the LOI, the Portfolio will remain under Plaza’s management until December 31, 2017, during which time Plaza will continue to implement its asset management plans to further optimise the tenant mix and improve the rental income and the NOI.

At this stage, there is no certainty that the transaction will be completed.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel Complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2015, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:
Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048
Fax: +972-3-608-6050
ron@elbitimaging.com